ING Clarion Real Estate Income Fund (IIA)


Result of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on May
26, 2006.  Preferred shareholders voted on the election of one
Trustee.

With regard to the election of the following Trustee by preferred shareholders of the Fund:

				# of Shares		# of Shares
				In Favor     	Withheld
Richard L. Sutton		3,003.000		2.000


The other Trustees of the Fund whose terms did not expire in 2006 are Asuka Nakahara, Frederick S. Hammer, John Bartholdson,
T. Ritson Ferguson and Jarrett B. Kling.